JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-3085

Jardines

Jardine Matheson Limited
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

SUPPL

02055556

02 OCT 21

9th October 2002

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Strategic Holdings Limited
- Disclosure of Interest - Substantial Shareholder

We enclose for your information a notification dated 9th October 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl

dlw 10/28

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

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Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Holding(s) in Company
Released	11:23 9 Oct 2002
Number	2586C

JARDINE STRATEGIC HOLDINGS LIMITED ("JSH")

DISCLOSURE OF INTEREST – SUBSTANTIAL SHAREHOLDER

On 9th October 2002, Jardine Matheson Holdings Limited's ("JMH") interest in JSH increased from 76.99% to 77.01% as a result of acquisition of shares in JSH by JMH Investments Limited. JMH's interest is made up as follows:-

JMH Discloseable Interest	No. of shares	%
JMH Investments Limited (a wholly-owned subsidiary of JMH)	805,219,245	76.89
Jardine Foundation (a non-profit-making organisation, the trustee of which is a wholly-owned subsidiary of JMH)	1,243,500	0.12
Total Holding	**806,462,745**	**77.01**

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

9th October 2002

www.jardines.com

END

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